SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release regarding first quarter 2010 results.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 91 753 81 00 91 753 80 00 Fax 91 314 28 21 91 75394 94 www.repsol.com prensa@repsol.com

Madrid, April 29th 2010

Number of pages: 14

2010 1st QUARTER RESULTS

REPSOL NET PROFIT INCREASES 30% TO 688 MILLION EUROS

•	In the first quarter of 2010, operating income was 1.538 billion euros, 61% higher than the same period of 2009.

•	The company’s core business, Upstream, LNG and Downstream, increased profit by 133.5%, 209.1% and 25.8% respectively. YPF increased 27.2% and Gas Natural Fenosa 51.5%.

•	Repsol increased its production by 10.4% compared to the first quarter of 2009, consolidating the upward trend started in the previous quarter.

•	These results have been obtained in a favourable context of recovery of international oil and gas prices, offset by lower Spanish refining margins and the depreciation of the dollar against the euro.

•	At the end of the first quarter the company’s financial liquidity was 6.481 billion euros, 489 million more than at the end of 2009.

•	The Repsol Annual General Meeting will be held tomorrow, during which the main projects and investments for Horizon 2014 will be presented.

•

During the first quarter of 2010, Repsol continued its successful exploratory campaign that includes the drilling of new wells in Brazil, and a second find in the Perla field in Venezuela that increased the original gas resources estimate by 30%.

•	The Upstream area will be the company’s growth driver, especially after the recent discoveries that consolidate Repsol among those with the most exploratory successes and best future outlook.

•	Repsol’s strong balance sheet will allow the company, in the expected scenario for 2010-14, to finance its growth and remunerate its shareholders appropriately during the coming years.

Comunicado de Prensa

Repsol posted a net income of 688 million euros in the first quarter of 2010, 30% more than the previous year. The operating income was 1.538 billion euros, 61% more than in the first quarter of 2009.

In a period marked by the recovery of international oil prices (Brent +71.7%), low refining margins (-54.3%) and the depreciation of the dollar against the euro (-6.1%), Repsol increased its hydrocarbons production by 10.4% and also improved its oil realisation prices and its production mix, that had a positive effect on its earnings.

In addition to the improved performance, Repsol continued to carry out its plan to divest non-strategic assets and execute costs savings.

Its strong financial situation will allow the Company to finance its foreseen investments for the coming years and to appropriately remunerate its shareholders.

At the end of the first quarter the company’s financial liquidity was 6.481 billion euros, 489 million more than at the end of 2009, at the same time as financial ratios improved. The company’s financial net debt at the end of March, excluding Natural Gas Fenosa, was 4.843 billion euros, slightly lower compared to year end in 2009.

UPSTREAM, GROWTH DRIVER

The Upstream unit (Exploration and Production) operating income was 432 million euros, representing a 133.5% increase in comparison to the first quarter of 20091; this was motivated by the sustained rise in oil and gas prices during this period, and higher production, particularly liquids.

The increase in production had a positive impact of 184 million euros, while 82.3% higher oil realization prices and a greater weight of liquids in Repsol’s product mix had a positive impact of 248 million euros.

In the first quarter of 2010, Repsol’s hydrocarbons production was 350,341 boepd, representing 10.4% more than in the same quarter in 2009. This increase consolidates the upward trend started in the last quarter of 2009. An improved product mix was obtained, with an increased liquids weight of 43% compared with 36% in the previous year; this was mainly due to production start-up in the Shenzi field in United States.

During the first quarter of 2010, investments in the Upstream area were 138 million euros which are assigned mainly to field development (55%) and exploration in Brazil and Venezuela.

[1]

In the fourth quarter of 2009, the stake in the Alberto Pasqualini Refap, S.A. (REFAP) refinery) was again proportionally integrated into the Group’s earnings. In order to make comparison easier between 2010 and 2009, and in accordance with accounting regulation, the data corresponding to the first quarter of 2009 have been modified accordingly, integrating the proportional earnings from that company for the whole year.

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Repsol continued in Brazil its intense exploratory campaign in the first quarter of 2010. The significant discovery in the Perla field in Venezuela, in the Perla 2X well, has increased by at least 30% the original gas resources estimate in that area, which is now 9 and 10 TCF.

In Algeria, another of the company’s exploratory growth areas, a consortium operated by Repsol with a 52.5% participation, was awarded the Sud-Est lllizi Block during Algeria’s 2nd National and International Bidding Round for exploratory and development blocks, that took place at the end of December 2009.

Also, in the Gulf of Mexico the company was awarded 16 new exploratory blocks. Furthermore, the Norwegian Government awarded two new exploration licenses in the North Sea and Norwegian Sea to two consortiums in which Repsol participates.

LNG (Liquefied Natural Gas) posted an operating income of 34 million euros, 209.1% more than the first quarter of 2009, mainly the result of increased LNG sales volumes and margins, in addition to the contribution of regasification revenues in the Canaport plant.

DOWNSTREAM: IMPROVEMENT IN MARKETING AND CHEMICALS

The Downstream (Refining, Marketing, LPG and Chemical) operating income in the first quarter of 2010 was 390 million euros, representing a 25.8% increase compared to the same quarter in 2009.

The fall in international refining margins, and the low distillation volumes due to the slump in worldwide demand, had a negative impact of 189 million euros on the refining business results. On the other hand, the good performance of the marketing unit had a positive impact of 10 million euros on earnings, consolidating the strength of this business.

Production volumes and margins in the Chemical business improved markedly from their low in the first quarter of 2009, having a positive impact of 73 million euros in the first quarter of 2010.

The LPG bottling margins was inferior to those of the same period in 2009; this was due to the time-lag effect.

During this quarter, Downstream investments totalled 253 million euros, which were assigned mainly to the expansion and conversion projects at the Cartagena and Bilbao refineries.

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YPF PROFIT GROWS

The YPF operating income totalled 411 million euros, 27.2% more than the same period in 2009. The continued increase in domestic and international prices and stable costs explain this rise.

An increase in domestic fuel prices in dollars had a positive impact of 163 million de euros. Also, higher sales volumes contributed positively to the operating income (23 million euros), the increased income from exports and products sold in the domestic market but referenced to international prices (133 million euros) and the Petroleum Plus programme.

YPF production was 549,716 boepd, representing 8.5% fall compared to the same period in the previous year, but slightly better than the previous quarter.

In the first quarter of 2010, YPF investments were 241 million euros, spent mainly on Exploration and Production.

GAS NATURAL FENOSA INCREASE EARNINGS 51.5%

Gas Natural Fenosa posted an operating income of 256 million euros in the first quarter of this year against 169 million euros of the same period in 2009, representing a 51.5% increase, due to the integration of Union Fenosa’s operating income in Gas Natural SDG.

Gas Natural Fenosa investments corresponding to the proportional consolidation by Repsol during first quarter 2010 were 118 million euros, spent mainly on gas and power distribution activities in Spain and Latin America, and in power generation in Spain and Mexico.

HORIZON 2014: GUARANTEED GROWTH

The Repsol Board of Directors yesterday approved new projects and investments that will define the company’s strategy through 2014, maintaining the growth vectors outlined in the 2008-2012 Strategic Plan.

In the last two years Repsol’s unprecedented success in its exploratory campaign, and the changes caused by the world economic crisis, have set a new framework for company’s strategy, which maintains its main lines of action, keeping to a rigorous financial discipline and shareholder value creation.

In this new scenario, Exploration and Production activity will drive company growth, as the high potential of its recent discoveries is developed. The presence of Repsol in geographical areas which are amongst those with the highest growth potential in the world, and its renowned capacity in ultra deep-water exploration, has turned it into one of the companies with best future outlook.

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The main projects undertaken in the last years are already in operation (Canaport, Shenzi, IR/Libya, Peru LNG), or will be he in the short term (Bilbao, Cartagena).

Repsol’s investment strategy for Horizon 2014 is based on a larger and more solid portfolio of growth projects in Upstream that include the development of the Guara and Piracuca fields in Brazil, the Kinteroni field in Peru, the Margarita-Huacaya fields in Bolivia and the Cardon IV field in Venezuela, to those that are already underway: Reggane in Algeria, Carioca in Brazil and Peru LNG in Peru.

To these projects, other, more recent discoveries which are undergoing production tests will be added after 2014: Panoramix, Iguazu and Abare West in Brazil, Buckskin in the Gulf of Mexico, blocks NC-200 and NC-186Y1 in Libya, Tanger-Larache in Morocco and Venus in Sierra Leone.

The development of these projects will allow for an estimated annual production growth of between 3% and 4% until 2014 and an even higher production growth until 2019, with an estimated reserve replacement ratio above 110% in the coming five years.

In the Downstream area, the expansion projects at Bilbao and Cartagena are at a very advanced phase and their start-up is planned for the end of 2011, this will allow an improvement in refining margins due to the application of the most advanced technological processes, consolidating the company’s leadership in the Spanish refining business.

Additionally, YPF and Gas Natural Fenosa’s leadership in the gas and electricity markets, will give Repsol a stable cash flow.

All of this, subject to the realisation of price assumptions, will allow Repsol to finance investments planned for Horizon 2014, to increase dividends and reduce debt through financial discipline based on operative costs savings and disinvestment in non-strategic assets, and to maintain excellence in operations and the internationally recognised advances made in safety and corporate responsibility.

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REPSOL YPF 2008 RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – March		Change %
	2009	2010
Net income	529	688	30.1
Operating income	957	1,538	60.7

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – March		Change %
	2009	2010
EBITDA	1,471	2,397	63.0
Operating income	957	1,538	60.7
Financial expenses	(32)	(249)	678.1
Income before income tax and income of associates	925	1,289	39.4
Income tax	(365)	(554)	51.8
Share in income from companies carried by the equity method	27	28	3.7
Income for the period	587	763	30.0
Income attributable to minority interests	58	75	29.3
NET INCOME	529	688	30.1

Comunicado de Prensa

BREAKDOWN OF REPSOL YPF

OPERATING INCOME, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - March		Change %
	2009	2010
Upstream	185	432	133.5
LNG	11	34	209.1
Downstream	310	390	25.8
YPF	323	411	27.2
Gas Natural SDG	169	256	51.5
Corporate & others	(41)	15	—
TOTAL	957	1,538	60.7

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – March		Change %
	2009	2010
Oil and gas production (Thousand boepd)	317.4	350.3	10.4
Crude processed (Thousand tons)	9.8	7.7	(20.7)
Sales of oil products (Thousand tons)	10,053.0	8,878.0	(11.7)
Sales of petrochemical products (Thousand tons)	457.8	641.1	40.0
LPG sales (Thousand tons)	871.2	877.2	0.7

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YPF OPERATING HIGHLIGHTS

	January – March		Change %
	2009	2010
Oil and gas production (Thousand boepd)	600.7	549.7	(8.5)
Crude processed (Thousand tons)	4.0	4.0	—
Sales of oil products (Thousand tons)	3,539.3	3,483.3	(1.6)
Sales of petrochemical products (Thousand tons)	269.5	308.7	14.5
LPG sales (Thousand tons)	113.3	102.7	(9.3)

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REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2009	MARCH 2010
NON-CURRENT ASSETS
Goodwill	4,733	4,877
Other intangible assets	2,085	2,723
Property, plant & equipment	31,900	32,602
Real-Estate Investments	35	33
Equity-accounted financial investments	531	576
Non-current financial assets	1,732	1,840
Deferred tax assets	2,021	2,199
Other non-current financial assets	273	318
CURRENT ASSETS
Non-current assets classified as held for sale (*)	746	696
Inventories	4,233	5,006
Trade and other receivables	6,773	7,363
Other current financial assets	713	768
Cash and cash equivalents	2,308	2,868

TOTAL ASSETS	58,083	61,869

TOTAL EQUITY
Attributed to equity-holders of the parent	19,951	21,334
Attributable to minority interests	1,440	1,569
NON-CURRENT LIABILITIES
Subsidies	124	73
Non-current provisions	3,097	3,336
Non-current financial debt	15,411	15,843
Deferred tax liabilities	3,395	3,562
Other non-current liabilities	2,672	2,832
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale	185	223
Current provisions	282	285
Current financial debt	3,499	3,801
Trade and other payables	8,027	9,011

TOTAL LIABILITIES	58,083	61,869

(*)	En estas líneas se incluyen los activos y pasivos vinculados con activos no corrientes mantenidos para la venta.

Comunicado de Prensa

PERIOD HIGHIGHTS 2010

g New exploration contract in Argelia

On January 17, Repsol signed with Sonatrach and the Algerian National Agency for the Valuation of Hydrocarbons Resources an exploration and exploitation contract for the “Sud-Est Illizi” block in Southeastern Algeria.

The award of this exploration block reinforces Repsol’s position in Algeria, where the company is already present in Reggane, Tinfouye Tabenkort and Tifernine, reaffirming Repsol’s commitment to this country as a growth area.

g Repsol becomes exploration operator in Norway

The Norwegian Government in January awarded two new offshore exploration licenses in the North Sea and Norwegian Sea to two consortiums in which Repsol participates. The estimated potential of hydrocarbon reserves to be discovered in that country makes the area strategic for Repsol and the industry.

Repsol is the operator of license PL-541, located in the Norwegian part of the North Sea, in which Repsol has a 50% stake. With this award Repsol is for the first time operator in the Norwegian Continental Shelf (NCS), a highly valued recognition by the Norwegian authorities of the company’s capacity.

The second license, PL-557, is located in the Norwegian Sea, in which Repsol participates with a 40% stake

g Development of projects in Venezuela: The Perla Field and the Carabobo area

Repsol in April made a new discovery in the Perla 2 well, in shallow water of the Gulf of Venezuela, increasing by at least 30% the gas resources estimation made after the initial discovery in the Perla 1X well in October 2009.

The field may contain recoverable gas volumes of between 1.6 and 1.85 billion barrels of oil equivalent, enough to fulfil Spain’s gas demand for seven years. According to the IHS information service, the Perla discovery is amongst the five largest hydrocarbons finds worldwide in 2009.

Additionally, in February a consortium led by Repsol was awarded a project to develop heavy crude oil reserves in Venezuela’s Orinoco Oil Belt. The Carabobo area is located in the eastern part of the Orinoco Oil Belt, one of the world’s largest undeveloped hydrocarbon deposits and which may hold up to 513 billion barrels of oil in place, according to the latest US Geological Survey.

Comunicado de Prensa

The blocks are grouped into three separate projects, with each project expected to reach a production plateau of 400,000 b/d during a 40 year term. The individual projects also include the construction of a heavy oil upgrader, with each project having the ability to upgrade around 200,000 b/d. the development of heavy crude in Venezuela complements Repsol’s Spanish refinery upgrades, designed to incorporate the latest technology to extract more value from heavy crudes, establishing a competitive advantage over rivals.

g Cartagena refinery expansion employs more than 4,000 people

On January 20, Antonio Brufau and members of the Spain’s parliamentary subcommittee for Energy Strategy visited the expansion works at Repsol’s Cartagena refinery, that will be one of the world’s most modern facilities of this kind when its upgrade is complete.

Currently there are 3,500 people building the new units, together with 1,000 engineers and 300 workers in local workshops. With an investment of more than 3.2 billion euros, it is the largest industrial investment ever made in Spain, reflecting the company’s firm commitment to the country’s economic and social development.

g Divestment of non-core assets: Agreement on CLH and sale of the Gaviota subsea storage

On March 25, Repsol, Petronor and BBK signed an agreement through which BBK acquired 5% of Compañia Logistica de Hidrocarburos (CLH) held by Repsol through Petronor. The holding was sold for 145 million euros. Repsol has reduced its holding in CLH to 10% and keeps open a competitive bidding process for a further 5% sale in the logistics company.

On April 8, Repsol and Enagas signed an agreement for the latter to buy Repsol’s 82% in the Gaviota underground natural gas storage facility for 86.9 million euros, once the necessary administrative and antitrust authorization are obtained.

Both sales are part of the strategy of gradually divesting non-core assets.

g The Repsol board agrees unanimously to propose to the Annual General Shareholders’ meeting a dividend of 0,425 euros per share

The Board of Directors of Repsol YPF unanimously agreed on February 24 meeting to propose to the next annual general shareholders’ meeting a final gross dividend of 0.425 euros per share against 2009 earnings to be paid from July 8, 2010 (Note to ADS’s holders: Owners of record of ADS’s at the closing of business of July 7 2010 would be entitled to receive such dividend when payable by the Bank of New York Mellon, which is expected to be on July 19 2010).

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With this proposal, which must be approved in the annual general shareholders’ meeting, the total gross dividend for 2009 will be 0.85 euros per share, which represents a 19% decrease from the previous year. The total dividend payout from 2009 earnings amounts to 1.038 billion euros.

g Meetings in Argentina y Bolivia

Repsol YPF Chairman Antonio Brufau, accompanied by partners Enrique y Sebastian Eskenazi, met at the start of February with the Argentinean President Cristina Fernandez de Kirchner at the government headquarters. During the hour-long meeting, Brufau expressed to Cristina Fernandez de Kirchner Repsol’s commitment to YOF and its development plans for the region.

At the end of March, Antonio Brufau met Bolivian President Evo Morales and Argentinean President Cristina Fernandez de Kirchner in the city of Sucre as part of the signature between both countries of a gas supply agreement for which Repsol will be the main supplier.

The agreement makes the large Margarita gas field, operated by Repsol with a 37.5% stake, into the main supply vector of Bolivian gas to Argentina and allows the company to ensure the profitability of its future development.

g New Energy Business unit created

On April 8, Repsol created a business unit for new energy to promote and give a business-oriented focus to projects which help realise the vision of a future where energy is more diversified and less carbon dioxide-intensive.

The new business unit will identify opportunities, promote projects and develop initiatives in bioenergy, renewable energy for transport and other areas which can provide synergies with Repsol’s ongoing business and the areas where the company operates. The new unit will also develop new businesses based on the reduction of CO2 emissions and the price of carbon, especially the capture and storage of the greenhouse gas.

The new business unit will be dependent on the Downstream Unit, headed by Pedro Fernandez Frial, and will be under the stewardship of Josu Jon Imaz, who will add this responsibility to his post as chairman of Petronor.

g Repsol reaffirms its committment to integrating people with disabilities into the workplace

On February 17, Repsol and the ONCE Foundation signed a collaboration agreement renewing Repsol’s adhesion to the INSERTA programme, aimed at promoting the integration of disabled people into the workplace.

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Also, on February Repsol presented its Guide to Accessibility in Service Stations, another example of the company’s firm commitment to integrating individuals with disabilities.

The Guide proposes a set of regulations which serve as guidelines for facilitating and improving access to service stations for individuals with disabilities, and makes an in-depth analysis of the aspects which should be taken into consideration in building these facilities to ensure that construction is carried out as per accessibility criteria.

The company has a total of 544 employees with disabilities, representing 2% of the total workforce. Repsol is the only Ibex company to exceed this percentage of employees with disabilities in its total staff.

g Repsol, a “Gold Class” company

Repsol has received the classification of “Gold Class” company in the ‘Sustainability Yearbook 2010’, compiled by PricewaterhouseCoopers and Sustainable Asset Management (SAM), an independent company tasked with conducting the annual assessments for 58 industrial sectors and 1,200 companies worldwide.

In 2010, Repsol obtained special recognition for its strategy to combat climate change and its relationship with communities, amongst others.

g Award for transparency on Carbon Dioxide emissions reporting (12.03.10)

Repsol was awarded on March 12 the Emissions Tracking Carbon Verification Leaders Award 2010 for its efforts in verifying its greenhouse gas emissions, as part of the creation of an index that will encourage companies to curb the gases responsible for global warming. Repsol is one of only seven companies, out of a total 1,100 surveyed by the Environmental Investment Organisation (EIO), whose emissions reporting figures have been fully accepted and verified. Repsol is the only oil company to meet the full criteria.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand

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levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 29th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer